FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF NOVEMBER 2006
QUEBECOR MEDIA INC.
(Name of Registrant)
612 St-Jacques Street, Montreal, Canada, H3C 4M8
(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑	Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                     .]

Quarterly Report for the Period Ending
September 30, 2006 of
QUEBECOR MEDIA INC.
Filed in this Form 6-K
Documents index
1.         Quarterly Report for the period ended September 30, 2006 of Quebecor Media Inc.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC. (s) Denis Sabourin

By:	Denis Sabourin Vice President and Corporate Controller

Date: November 30, 2006

MANAGEMENT DISCUSSION AND ANALYSIS

COMPANY PROFILE
Quebecor Media Inc. (“Quebecor Media” or the “Company”), a subsidiary of Quebecor Inc. (“Quebecor”) incorporated under Part 1A of the Companies Act (Québec) in August 2000, is one of Canada’s largest media companies. Its principal lines of business are Cable, Newspapers, Broadcasting, Leisure and Entertainment, Interactive Technologies and Communications and Internet/Portals. Quebecor Media is pursuing a convergence strategy to capture synergies among all of its media properties.
The following Management Discussion and Analysis covers the main activities in the third quarter of 2006 and the major changes from the last fiscal year. It should be read in conjunction with the information in the Annual Report for the fiscal year ended December 31, 2005 (Form 20F), which is available on the Web site of the U.S. Securities and Exchange Commission at www.sec.gov.
Highlights of third quarter 2006
The Cable segment’s operating income rose 30.4% in the third quarter of 2006. Videotron Ltd. (“Videotron”) continued to post excellent customer growth figures for its digital cable television, Internet access and telephone services. Meanwhile, the business environment in which the Broadcasting and Newspapers segments operate is undergoing far-reaching changes. Quebecor Media’s strategy in response to these changes is to turn the new challenges into business opportunities. Among other things, Quebecor Media aims to capture synergies among its subsidiaries by pursuing a convergence strategy.
Quebecor Media generated net income of $46.6 million in the third quarter of 2006, compared with a net loss of $10.1 million in the same quarter of 2005. The $56.7 million improvement was due to the increase in the Cable segment’s operating income and favourable variances generated by debt refinancing.
Significant developments since the end of the second quarter of 2006 include:
>	During the third quarter of 2006, Videotron recruited 60,900 customers for its cable telephone service, 43,900 customers for its cable Internet access service, 39,900 customers for illico Digital TV and 31,500 customers for all cable television services combined (i.e., a net increase for analog service and illico Digital TV).
>	On August 10, 2006, Videotron launched wireless telephone service for residential and business customers in the Québec City area. By September 30, 2006, the service was also available in the Gatineau, Sherbrooke and Saguenay-Lac-Saint-Jean areas. On October 17, 2006, Videotron launched its wireless telephone service in the greater Montréal area. Videotron plans to complete the roll-out of its wireless telephone service across Québec by the end of 2006. Videotron is adding mobile telephone service as part of its strategy to offer a full range of telecommunications and entertainment services.

>	On July 15, 2006, Quebecor Media purchased the balance of its outstanding Senior Notes, bearing interest at 11 1/8% and 13 3/4%, for a total cash consideration of $39.3 million. In connection with this repurchase, a $6.7 million loss on debt refinancing, net of income tax, was recognized in the third quarter of 2006.
>	On July 11, 2006, Nurun Inc. (“Nurun”) closed the acquisition of Crazy Labs Webs Solutions, S.L. (“Crazy Labs”), an interactive communications agency based in Madrid, Spain, for a total consideration of $5.9 million, including $5.1 million in cash and $0.8 million in Common Shares of Nurun. The acquisition strengthens Nurun’s presence in Spain, where it already has an office in Barcelona.
NON-GAAP FINANCIAL MEASURES
We use certain financial measures to assess our financial performance that are not calculated in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) or accounting principles generally accepted in the United States (“U.S. GAAP”). We use these non-GAAP financial measures, such as operating income, free cash flows from operations and average monthly revenue per user, which we refer to as ARPU, because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this quarterly report may not be comparable to other similarly titled measures disclosed by other companies.
Operating income
We define operating income, as reconciled to net income (loss) under Canadian GAAP, as net income (loss) before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, loss on debt refinancing, income taxes, non-controlling interest, results from discontinued operations and other. Operating income as defined above is not a measure of results that is consistent with Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends or distributions, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP or U.S. GAAP. Our parent company, Quebecor, considers the media segment as a whole and uses operating income in order to assess the performance of its investment in Quebecor Media. Our management and Board of Directors use this measure in evaluating our consolidated results as well as the results of our operating segments. As such, this measure eliminates the significant level of non-cash depreciation of tangible assets and amortization of certain intangible assets, and it is unaffected by the capital structure or investment activities of Quebecor Media and its segments. Operating income is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues in our segments. Management evaluates the costs of such tangible and intangible assets through other financial measures, such as capital expenditures and free cash flows from operations. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which we are engaged.
Table 1 below provides a reconciliation of operating income with net income (net loss), as disclosed in the Company’s consolidated financial statements.
Table 1
Reconciliation between the operating income measure used in this report and the net income (net loss) measure used in the consolidated financial statements
(in millions of Canadian dollars)

	Three months ended		Nine months ended
		September 30		September 30

	2006	2005	2006	2005

Net income (net loss)	$46.6	$ (10.1)	$(72.6)	$ 38.1
Amortization	64.3	56.9	192.4	167.2
Financial expenses	52.7	71.4	167.0	217.0
Reserve for restructuring of operations, impairment of assets and other special charges	1.7	—	9.4	—
Loss on debt refinancing	10.5	60.0	342.1	60.0
Income tax	17.9	(3.8)	(81.6)	27.2
Non-controlling interest	1.3	1.0	7.2	10.8
Loss from discontinued operations	0.5	—	0.5	—
Other	0.5	—	(1.0)	(0.1)

Operating income	$196.0	$175.4	$563.4	$520.2

Free cash flows from operations
We use free cash flows from operations as a measure of liquidity. Free cash flows from operations represents funds available for business acquisitions, the payment of dividends on equity shares and the repayment of long-term debt. Free cash flows from operations is not a measure of liquidity that is consistent with Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Free cash flows from operations is considered to be an important indicator of our liquidity and is used by our management and Board of Directors to evaluate cash flows generated by our consolidated operations and our segment operations. This measure is unaffected by our capital structure or by those of our segments. When we discuss free cash flows from operations in this quarterly report, we provide a reconciliation with the most directly comparable GAAP financial measure in the same section.

Average revenue per user
Average revenue per user (“ARPU”) is an industry metric that we use to measure our average cable, Internet and telephony revenues per month per basic cable customer. ARPU is not a measurement consistent with Canadian GAAP or U.S. GAAP. We calculate ARPU by dividing our combined cable television, Internet-access and telephony revenues by the average number of basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.
2006/2005 THIRD QUARTER COMPARISON
Quebecor Media’s revenues increased by $70.5 million or 10.8% to $721.4 million, compared with $650.9 million in the same period of 2005. Most of the Company’s business segments reported higher revenues, including Cable (an increase of $61.0 million or 22.6%), Leisure and Entertainment ($7.3 million or 11.1%), Internet/Portals ($3.1 million or 25.6%) and Interactive Technologies and Communications ($1.6 million or 10.3%). Revenues were stable in the Newspapers segment and decreased by $2.0 million (-2.5%) in the Broadcasting segment.
Quebecor Media’s operating income amounted to $196.0 million in the third quarter of 2006, compared with $175.4 million in the same quarter of 2005. The increase of $20.6 million (11.7%) resulted mainly from higher operating income in the Cable segment ($31.0 million or 30.4%) Operating income also increased in Internet/Portals ($1.2 million or 52.2%) and Interactive Technologies and Communications ($0.3 million or 33.3%). The increases in these segments were partially offset by decreases in Newspapers ($2.7 million or -5.5%) and Leisure and Entertainment ($1.7 million or -16.2%). Operating income was stable in the Broadcasting segment. An unfavourable variance of $7.5 million in general corporate revenues and expenses was mainly due to variations in charges related to Quebecor Media’s stock option plan. In accordance with the accounting method used, the impact on the stock option charge of fluctuations in the Company’s fair value is recorded during the quarter in which the change occurred. In the third quarter of 2005, Quebecor Media’s fair value for the purpose of the stock option plan decreased, whereas it increased in the third quarter of 2006.
Quebecor Media generated net income of $46.6 million in the third quarter of 2006, compared with a net loss of $10.1 million in the same quarter of 2005. The $56.7 million improvement was mainly due to a $20.6 million increase in operating income, a $49.5 million decrease in losses on debt refinancing and an $18.7 million decrease in financial expenses. These factors were partially offset by a $7.4 million increase in the amortization charge.
The amortization charge increased by $7.4 million from $56.9 million in the third quarter of 2005 to $64.3 million in the third quarter of 2006 due to significant capital investments in 2005 and the first nine months of 2006, and accelerated amortization by the Newspapers segment of equipment which is to be replaced as part of the project to acquire new presses to print some Quebecor Media newspapers.
Financial expenses totalled $52.7 million in the third quarter of 2006, compared with $71.4 million in the same period of 2005, an $18.7 million decrease. There was a net decrease of $11.0 million in interest charges and amortization of the discount on long-term debt due to the impact of the refinancing at more advantageous interest rates of notes issued by Quebecor Media and by Videotron’s CF Cable TV subsidiary. The positive impact of the restructuring was partially offset by the negative impact of higher average debt levels and an increase in base interest rates. Quebecor Media also recognized a $4.5 million gain in the third quarter of 2006 in connection with the re-measurement of certain financial instruments, including a financial instrument held by Sun Media Corporation that had ceased to be effective according to accounting criteria, compared with a $4.9 million loss in the same quarter of 2005, a favourable variance of $9.4 million. Finally, the loss on re-measurement of the Additional Amount payable was $5.8 million in the third quarter of 2006, compared with $0.9 million in the same quarter of 2005, an unfavourable variance of $4.9 million.
Quebecor Media recorded a reserve for restructuring of operations, impairment of assets and other special charges in the amount of $1.7 million in the third quarter of 2006, including a $1.2 million reserve for restructuring in the Broadcasting segment in connection with a management reorganization.
On July 15, 2006, Quebecor Media purchased the balance of its outstanding Senior Notes, bearing interest at 11 1/8% and 13 3/4%, for a total cash consideration of $39.3 million, generating a $6.7 million loss on settlement of debt, net of income tax. The Company had made an initial repurchase of its Senior Notes in the third quarter of 2005, generating a loss on settlement of debt of $41.0 million, net of income tax. These repurchases were made as part of a refinancing that enables Quebecor Media and its subsidiaries to take advantage of more advantageous interest rates.
The income tax expense totalled $17.9 million in the third quarter of 2006, compared with tax credits totalling $3.8 million in the same quarter of 2005, an unfavourable variance of $21.7 million. The increase in the income tax expense was caused primarily by the recording in the third quarter of 2005 of a $60.0 million loss on settlement of debt, compared with a $10.5 million loss in the same quarter of 2006. The impact of these recording was partially offset by the recognition in 2006 of previously unrecorded tax benefits in the amount of $6.3 million. In view of tax loss carry forwards and other tax attributes held by Quebecor Media, as well as its latest income forecasts, the Company and its wholly owned subsidiaries do not expect to incur significant current income tax expenses between now and the year 2008. Therefore, the consolidated income tax expense of the Company and its wholly owned subsidiaries during this period should consist mainly in future income taxes.
In September 2006, Sun Media Corporation, in the Newspapers segment, closed a tax consolidation transaction under which Quebecor, the parent company of Quebecor Media, transferred tax losses worth $74.2 million to Sun Media Corporation for a $16.1 million cash consideration. As a result of this transaction, the Newspapers segment recorded future income tax assets of $24.5 million. The difference between the cash consideration paid and the future tax assets was recognized as a deferred credit which will reduce Sun Media Corporation’s future tax expenses as the tax losses are used.
2006/2005 YEAR-TO-DATE COMPARISON
Quebecor Media’s year-to-date revenues totalled $2.16 billion, a $216.4 million or 11.1% increase from $1.95 billion in the same period of 2005. All of the Company’s business segments with the exception of

Broadcasting reported higher revenues: Cable (an increase of $165.4 million or 21.2%), Leisure and Entertainment ($43.0 million or 25.6%), Internet/Portals ($11.2 million or 31.5%), Newspapers ($8.7 million or 1.3%), and Interactive Technologies and Communications ($5.0 million or 10.2%). These increases were partially offset by a $8.4 million (-3.0%) decrease in the Broadcasting segment’s revenues.
Quebecor Media’s operating income increased by $43.2 million (8.3%) from $520.2 million in the first nine months of 2005 to $563.4 million in the same period of 2006 due to higher operating income in Cable ($69.9 million or 23.1%), Internet/Portals ($4.0 million or 59.7%) and Interactive Technologies and Communications ($1.1 million or 35.5%). These increases were partially offset by decreases in Broadcasting ($13.0 million or -35.9%), Newspapers ($8.8 million or -5.8%) and Leisure and Entertainment ($6.1 million or -39.6%).
Quebecor Media recorded a net loss of $72.6 million in the first nine months of 2006, compared with net income of $38.1 million in the same period of 2005. The unfavourable variance of $110.7 million was essentially due to a $218.7 million loss on debt refinancing, net of income tax, in the first nine months of 2006, compared with a $41.0 million loss, net of income tax, in the same period of 2005. This unfavourable variance was partially offset by the $43.2 million increase in operating income and a decrease in financial expenses, due primarily to debt refinancing.
The Company recorded income tax credits totalling $81.6 million in the first nine months of 2006, compared with a $27.2 million income tax expense in the same period of 2005. The $108.8 million improvement resulted primarily from tax savings related to the loss on settlement of debt as well as the impact of the reduction in the Canadian federal tax rate and the elimination of the Part I.3 large corporations tax.

SEGMENTED ANALYSIS
Cable segment
The Cable segment generated revenues of $330.7 million in the third quarter of 2006, compared with $269.7 million in the same quarter of 2005, a $61.0 million (22.6%) increase.
The revenues of Videotron’s illico Digital TV service, excluding related services, rose by $21.2 million (44.2%) to $69.2 million in the third quarter of 2006. The strong quarterly performance of illico Digital TV more than compensated for decreased revenues from analog cable television services. Combined revenues from all cable television services increased by $15.1 million (9.7%) to $170.1 million due to the impact of customer base growth, higher rates, and the favourable impact of the increase in illico Digital TV’s customer base on revenues from illico on Demand, pay TV and pay-per-view.
illico Digital TV had 585,300 customers at the end of the third quarter of 2006, a 39,900 (7.3%) quarter-over-quarter increase and 160,600 (37.8%) more than at the end of the third quarter of 2005 (see Diagram 1). As of September 30, 2006, illico Digital TV had a penetration rate (number of subscribers as a proportion of total subscribers to all cable television services) of 37.7% versus 28.9% a year earlier.
Videotron’s analog cable television services lost 8,400 customers (-0.8%) in the third quarter of 2006 and 79,600 customers (-7.6%) over a one-year period (see Diagram 1), primarily as a result of the migration of analog customers to the illico Digital TV service. The combined customer base for all of Videotron’s cable television services increased by 31,500 (2.1%) in the third quarter of 2006 and by 81,000 (5.5%) in the 12-month period ended September 30, 2006 (see Diagram 1).
Videotron’s Internet access services registered continued growth in the third quarter of 2006, posting revenues of $88.0 million, a $19.7 million (28.8%) increase over the same period of 2005. The improvement was mainly due to customer growth. The number of customers for cable Internet access services stood at 754,500 at the end of the third quarter of 2006, an increase of 43,900 (6.2%) from the previous quarter and 166,800 (28.4%) from the end of the third quarter of 2005 (see Diagram 2).
Videotron’s Internet telephone service continued to register strong growth in the third quarter of 2006. At the end of September 2006, the number of customers stood at 344,100, an increase of 60,900 (21.5%) from the previous quarter and 248,100 from the end of the third quarter of 2005 (see Diagram 3). The Internet telephone service generated total revenues of $29.8 million in the third quarter of 2006, a

$23.7 million increase from $6.1 million in the same quarter of 2005.
As of September 30, 2006, Videotron had 800 customers for its new wireless telephone service.
Videotron’s monthly ARPU increased by $9.87 (18.8%) to $62.42 in the third quarter of 2006, compared with $52.55 in the same quarter of 2005.
Le SuperClub Vidéotron ltée (“Le SuperClub Vidéotron”) recorded revenues of $13.1 million in the third quarter of 2006. The 7.9% increase from the same quarter of 2005 was mainly due to the acquisition of four Jumbo Entertainment Inc. (“Jumbo Entertainment”) stores since September 2005 and higher revenues from retail sales.
The Cable segment’s total operating income increased by $31.0 million (30.4%) from $102.0 million in the third quarter of 2005 to $133.0 million in the third quarter of 2006, mainly because of the growth in the customer base for all services, increases in some rates, and a decrease in the cost of subscribers’ subsidies. These favourable factors more than offset the negative impact on profitability of increases in some operating expenses, including labour, customer service and network maintenance. The customer base growth accounted for a large portion of the increase in operating costs.
Le SuperClub Vidéotron’s operating income decreased by 5.5% to $2.8 million in the third quarter of 2006, mainly as a result of lower Canadian royalty revenues and increases in some operating costs.
The Cable segment’s operating margin for all operations, i.e., operating income as a percentage of revenues, was 40.2% in the third quarter of 2006, compared with 37.8% in the third quarter of 2005.
On a year-to-date basis, the Cable segment’s revenues were $946.6 million, a $165.4 million (21.2%) increase from $781.2 million at the same point in 2005. The segment recorded operating income of $372.7 million, compared with $302.8 million in the same period of the previous year, a $69.9 million (23.1%) increase. The higher year-to-date revenues and operating income were essentially due to the factors noted above in the discussion of third quarter results. The segment’s operating margin for all operations was 39.4% in the first nine months of 2006, compared with 38.8% in the same period of 2005.
As per the Company’s accounting policies, revenues and costs related to equipment sales to customers are entered in full in the results as the transactions are made. It is a common industry practice to sell equipment at less than cost, often as part of promotions aimed at increasing customer recruitment and generating recurring revenues over an extended period. Table 2 below shows operating income before the cost of subsidies granted customers on equipment sales and their impact on the segment’s results.

Table 2: Cable segment
Operating income
(in millions of Canadian dollars)

	Three months ended		Nine months ended
		September 30		September 30

	2006	2005	2006	2005

Operating income before cost of equipment subsidies to customers	$139.4	$113.5	$393.0	$327.3
Cost of equipment subsidies to customers	(6.4)	(11.5)	(20.3)	(24.5)

Operating income	$133.0	$102.0	$372.7	$302.8

In the third quarter of 2006, the Cable segment generated free cash flows from operations of $35.4 million, compared with $35.9 million in the same quarter of 2005, a $0.5 million decrease (see Table 3). The positive impact of the increase in operating income was offset by the unfavourable impact of the net change in non-cash balances related to operations and an increase in additions to property, plant and equipment, partly as a result of investment in network modernization and the cable telephony project. On a year-to-date basis, free cash flows from operations amounted to $57.6 million, compared with $104.0 million in the same period of 2005, a $46.4 million decrease. The favourable impact of the higher operating income was outweighed by an increase in the use of funds for non-cash balances related to operations and an increase in additions to property, plant and equipment.
Table 3: Cable segment
Free cash flows from operations
(in millions of Canadian dollars)

	Three months ended		Nine months ended
		September 30	September 30

	2006	2005	2006	2005

Cash flows from operating activities before undernoted item	$117.4	$ 88.9	$325.2	$259.4
Net change in non-cash balances related to operations	(7.3)	15.4	(51.2)	(6.2)

Cash flows from operating activities	110.1	104.3	274.0	253.2
Additions to property, plant and equipment	(74.8)	(68.9)	(216.8)	(150.2)
Proceeds from disposal of assets	0.1	0.5	0.4	1.0

Free cash flows from operations	$ 35.4	$ 35.9	$57.6	$104.0

On August 10, 2006, Videotron launched wireless telephone service for residential and business customers in the Québec City area. By September 30, 2006, the service was also available in the Gatineau, Sherbrooke and Saguenay-Lac-Saint-Jean areas. On October 17, 2006, Videotron launched its wireless telephone service in the greater Montréal area. Videotron plans to complete the roll-out of its wireless telephone service across Québec by the end of 2006. Videotron is adding mobile telephone service as part of its strategy to offer a full range of telecommunications and entertainment services.
On August 17, 2006, Videotron announced an increase in the speed of its High Speed Internet service from 5.1 mbps to 7.0 mbps. The upgrade was phased in across Videotron’s service area starting September 7, 2006.
Newspapers segment
The Newspapers segment’s revenues were stable in the third quarter of 2006 at $220.9 million. Advertising revenues grew by 1.8%, mainly as a result of increases at the free dailies and the community newspapers. Circulation revenues decreased by 4.8%. Distribution, commercial printing and other revenues combined declined by 3.2%. At the urban dailies, revenues increased by $1.0 million (0.6%) in the third quarter of 2006. Within this group, the free dailies 24 HEURESMC in Montréal, 24 HOURSTM in Toronto and Vancouver 24 HOURSTM in Vancouver increased their revenues by 25.3% in comparison with the third quarter of 2005. The revenues of the community newspapers increased by $2.5 million (3.5%).
Operating income decreased by $2.7 million (-5.5%) from $49.5 million in the third quarter of 2005 to $46.8 million in the third quarter of 2006, partly because of higher charges related to the stock option plan. At the urban dailies, operating income declined by $0.2 million (-0.6%), since the higher revenues did not entirely offset higher operating expenses, including newsprint, printing and distribution costs. Higher costs for the project to acquire new printing presses and increases in some other costs due to a labour dispute at Le Journal de Montréal contributed to the increase in costs. Labour costs were lower in the third quarter of 2006, mainly because of the labour dispute. The combined operating losses of the free dailies decreased by 38.9%. At the community newspapers, operating income increased by $0.9 million (5.9%), mainly because of the higher revenues, which were partially offset by higher operating expenses, including labour and distribution costs.
On a year-to-date basis, the Newspapers segment’s revenues amounted to $681.5 million, compared with $672.8 million at the same point in 2005. The $8.7 million (1.3%) increase was due to a 2.9% increase in advertising revenues at the community newspapers and higher total volumes at the urban dailies. On a year-to-date basis, the revenues of the free dailies rose 65.0%. Year-to-date operating income totalled $144.1 million, compared with $152.9 million in the same period of 2005, a decrease of $8.8 million (-5.8%). Higher revenues did not entirely offset increases in some operating costs, including labour, newsprint, printing and distribution costs.
The Newspapers segment generated free cash flows from operations of $7.6 million in the third quarter of 2006, compared with $40.2 million in the same quarter of 2005, a $32.6 million decrease (see Table 4).

This was caused essentially by a $23.2 million increase in additions to property, plant and equipment due to progress payments made to acquire six new presses to print some of Quebecor Media’s newspapers, as well as to the unfavourable impact of the net change in non-cash balances related to operations. In the first nine months of 2006, the Newspapers segment generated negative free cash flows from operations of $9.1 million, compared with positive free cash flows from operations of $105.2 million in the same period of 2005, an unfavourable variance of $114.3 million, due mainly to the increase in additions to property, plant and equipment, as well as to the decrease in operating income.
Table 4: Newspapers segment
Free cash flows from operations
(in millions of Canadian dollars)

	Three months ended		Nine months ended
	September 30			September 30

	2006	2005	2006	2005

Cash flows from operating activities before undernoted item	$ 36.5	$39.7	$105.0	$124.5
Net change in non-cash balances related to operations	(2.4)	3.8	(13.9)	(9.1)

Cash flows from operating activities	34.1	43.5	91.1	115.4
Additions to property, plant and equipment	(26.5)	(3.3)	(100.2)	(10.2)

Free cash flows from operations	$ 7.6	$40.2	$(9.1)	$105.2

Construction of the printing plant in Saint-Janvier-de-Mirabel, Québec, is proceeding on schedule. The first press was commissioned on September 15, 2006 and is being used to print some Québec community newspapers. Construction of the building and the mailroom is almost completed. On October 15, 2006, printing of The Ottawa Sun was also transferred in its entirety to the Saint-Janvier-de-Mirabel facility.
Le Journal de Montréal has been engaged in a labour dispute with its unionized pressroom employees since June 4, 2006. Le Journal de Montréal is operating under more difficult conditions but has taken all necessary measures to prevent the dispute from affecting the daily printing and distribution of the newspaper.
Broadcasting segment
The Broadcasting segment recorded revenues of $79.0 million in the third quarter of 2006, compared with $81.0 million in the same quarter of 2005, a $2.0 million (-2.5%) decrease. Revenues from broadcasting operations grew by $0.8 million (1.4%), mainly because of higher subscription revenues at the specialty channels (Mystère, ARGENT, Prise 2, LCN, mentv and Mystery) and increased revenues at the

TVAchats channel, which were partially offset by lower advertising revenues at the TVA Network. Distribution revenues declined by $2.0 million in the third quarter of 2006, primarily as a result of decreased revenues from theatrical and video releases of films. Theatrical releases generated lower receipts in the third quarter of 2006 than in the same period of 2005, when revenues were boosted by the successful releases C.R.A.Z.Y and White Noise. Video revenues were also enhanced by the strong results of White Noise last year. Publishing revenues increased by $1.0 million (5.4%) in the third quarter of 2006.
The Broadcasting segment recorded operating income in the amount of $4.8 million in the third quarter of 2006, essentially unchanged from the same quarter of the previous year. Operating income from broadcasting operations increased by $0.1 million (3.1%). The impact of lower revenues and higher operating expenses, including content-related costs at TVA Network, was offset by cost-control measures and improved profitability at the specialty channels. Operating income from distribution operations decreased by $0.5 million, mainly because of weaker theatrical results than in the third quarter of 2005, when the film C.R.A.Z.Y. was released. Finally, publishing operations generated $1.3 million in operating income in the third quarter of 2006, a $1.1 million increase from the same quarter of the previous year. This improvement was mainly due to reductions in some operating costs, including printing and promotion.
On a year-to-date basis, the Broadcasting segment’s revenues decreased by $8.4 million (-3.0%) to $273.4 million. Revenues from broadcasting operations increased by $1.3 million. Higher subscription revenues at the specialty channels, revenues from broadcast rights and exclusive rights, and increased advertising revenues at Sun TV outweighed a decrease in advertising revenues at the TVA Network and lower revenues at the TVAchats channel. Distribution revenues decreased by $6.7 million due to the same factors noted above in the discussion of the third quarter results. Year-to-date publishing revenues increased by $0.2 million. The Broadcasting segment’s operating income decreased by $13.0 million (-35.9%) to $23.2 million because of the impact on broadcasting operations of lower revenues and higher programming costs at the TVA Network and Sun TV, as well as lower newsstand sales and higher content, advertising and marketing expenses in the publishing division and lower operating income from distribution operations, which were partially offset by improved profitability at the speciality channels and the positive impact of cost-control initiatives.
Leisure and Entertainment segment
The revenues of the Leisure and Entertainment segment totalled $73.2 million in the third quarter of 2006, compared with $65.9 million in the same quarter of 2005. The $7.3 million (11.1%) increase was mainly due to the impact of the acquisition of Sogides ltée (“Sogides”) at the end of 2005, partially offset by a 4.2% decrease in the revenues of Archambault Group Inc. (“Archambault Group”). Retail sales grew by 2.5% at Archambault Group, mainly because of the opening of Archambault stores in Gatineau, Boucherville and Québec City in 2005. However, the favourable impact of the store openings was partially offset by lower same-store sales of CDs and videos and decreased sales at the Camelot-Info stores. Archambault Group’s distribution revenues decreased by 31.6%, mainly because of delays in the release and sale of CDs by certain artists during the quarter, combined with the impact of the sale of the Trans-Canada division in the second quarter of 2006. Books division’s revenues rose due to the acquisition of Sogides and stronger sales of new releases by some Éditions Quebecor Média publishing houses. These favourable factors were partially offset by a decrease in the revenues of CEC Publishing Inc. (“CEC Publishing”) compared with the previous year.

The Leisure and Entertainment segment recorded operating income of $8.8 million in the third quarter of 2006, compared with $10.5 million in the same quarter of 2005. The $1.7 million (-16.2%) decrease was caused by weaker operating results in the Books division, on a comparable basis, due to the impact of lower revenues at CEC Publishing and unfavourable adjustments to some reserves, as well as lower operating income at Archambault Group, essentially on account of the decrease in distribution revenues.
On a year-to-date basis, the revenues of the Leisure and Entertainment segment totalled $210.7 million, compared with $167.7 million in the same quarter of 2005. The $43.0 million (25.6%) increase was mainly due to the impact of the acquisition of Sogides at the end of 2005 and a 3.7% increase in the revenues of Archambault Group. Year-to-date operating income was $9.3 million, compared with $15.4 million in the same period of 2005. The $6.1 million (-39.6%) decrease was caused by the weaker results in the Books division and Archambault Group, essentially due to same factors as those noted above in the discussion of third quarter results.
Interactive Technologies and Communications segment
In the third quarter of 2006, the revenues of the Interactive Technologies and Communications segment amounted to $17.2 million, compared with $15.6 million in the same quarter of 2005. The $1.6 million (10.3%) increase reflects the impact of the acquisition of Shanghai-based China Interactive Limited (“China Interactive”) in January 2006, of Madrid-based Crazy Labs in July 2006, and the recruitment of new customers and increased sales to existing customers.
The segment’s operating income totalled $1.2 million in the third quarter of 2006, compared with $0.9 million in the same quarter of 2005, an increase of $0.3 million (33.3%). The impact of customer growth and higher margins more than compensated for the operating loss at China Interactive and the unfavourable effect of exchange rate fluctuations.
On a year-to-date basis, the Interactive Technologies and Communications segment’s revenues were $53.9 million, an increase of $5.0 million (10.2%) from $48.9 million in the same period of 2005. The segment’s year-to-date operating income increased by $1.1 million (35.5%) to $4.2 million in 2006, compared with $3.1 million in the same period of 2005. The variances in year-to-date revenues and operating income were essentially due to the factors noted above in the analysis of third quarter results.
On July 11, 2006, Nurun closed the acquisition of Crazy Labs, an interactive communications agency based in Madrid, Spain, for a total consideration of $5.9 million, including $5.1 million in cash and $0.8 million in Common Shares of Nurun. As of September 30, 2006, $1.1 million of the cash consideration remained to be paid. Founded in 2000, Crazy Labs has worked with local and international blue-chip clients such as Caja Madrid, Cordoniu, Grupo Telefónica, Procter & Gamble, Nintendo, Vodafone, XBOX, Microsoft (MSN) and Warner Brothers in all phases of their interactive communications, from strategy to the design of their interactive advertisements and Web sites. This acquisition strengthens Nurun’s presence in Spain, where it already has an office in Barcelona.
On February 27, 2006, Nurun renewed its normal course issuer bid, the aim of which is to repurchase up to 1,656,016 Common Shares for cancellation on the open market, or approximately 5% of its issued and outstanding Common Shares, between March 1, 2006 and February 28, 2007. During the three- and nine-month periods ended September 30, 2006, a total of 82,800 and 339,400 Common Shares were repurchased for cash considerations of $0.2 million and $1.2 million, respectively.
Quebecor Media’s interest in Nurun decreased by 0.4 percentage points in the first nine months of 2006, from 57.9% on January 1, 2006 to 57.5% on September 30, 2006. The decrease was due primarily to the issuance of 233,705 and 215,680 Common Shares in consideration of the acquisition of China Interactive and Crazy Labs, respectively, in the first and the third quarters of 2006.
Internet/Portals segment
The Internet/Portals segment’s revenues increased by $3.1 million (25.6%) from $12.1 million in the third quarter of 2005 to $15.2 million in the third quarter of 2006. The revenues of the Progisia Informatique consulting division increased 46.6% in the third quarter of 2006, largely because of improved market positioning and work done for subsidiaries of Quebecor Media. Revenues at the general-interest portals increased by 18.3% as a result of higher advertising revenues. At the special-interest portals, revenues increased by 13.1% due primarily to revenue growth at jobboom.com, reseaucontact.com and autonet.ca.
Operating income was $3.5 million in the third quarter of 2006, compared with $2.3 million in the same quarter of 2005. The $1.2 million (52.2%) increase was due primarily to the increase in revenues, partially offset by increases in some operating costs.
Canoe’s year-to-date revenues totalled $46.8 million, compared with $35.6 million during the same period of 2005, an $11.2 million (31.5%) increase. Operating income was $10.7 million, compared with $6.7 million in the same period of 2005, a $4.0 million (59.7%) increase. The explanatory factors noted in the discussion of third quarter results also apply to the year-to-date results.
CASH FLOWS AND FINANCIAL POSITION
Operating activities
Continuing operating activities provided cash flows totalling $151.9 million in the third quarter of 2006, compared with $115.7 million in the same period of 2005. The $36.2 million increase was mainly due to the $20.6 million increase in operating income and a favourable variance of $22.9 million in non-cash balances related to operations.
On a year-to-date basis, cash flows from continuing operating activities were $129.5 million in 2006, compared with $253.0 million in the same period of 2005. The $123.5 million reduction was mainly due to the payment of $197.3 million in accrued interest on the Senior Discount Notes as part of the refinancing carried out in January 2006, partially offset by the impact of the $43.2 million increase in operating income and the favourable variance of $24.5 million in non-cash balances related to operations.
At September 30, 2006, working capital was negative $122.1 million, compared with negative $64.2 million at the same date in 2005, an unfavourable variance of $57.9 million, mostly due to the use of cash and drawings on the Company’s credit facilities for investing activities, and an increase in the current portion of the long-term debt, which, as of September 30, 2006, included the current portions of the term loan “A” and “B” credit facilities established as part of the refinancing of Quebecor Media’s notes in January 2006.
Financing activities
In the first nine months of 2006, Quebecor Media’s consolidated debt (excluding the Additional Amount payable) increased by $280.1 million.
During the first and third quarters of 2006, Quebecor Media refinanced the entirety of its Senior Notes and Senior Discount Notes. The refinancing entailed disbursements exceeding the book value of the repurchased notes and the related cross-currency swap agreements by $324.6 million, which was financed by issuing long-term debt. Quebecor Media’s long-term debt was also increased in order to finance its other financing and investing activities. The total increase in long-term debt was however partially offset by the favourable impact of the exchange rate on debt denominated in foreign currencies. The decrease in debt related to changes in the exchange rate was however balanced out by an equal increase in the value of the cross-currency swap agreements entered under “Other liabilities”.
On January 17, 2006, Quebecor Media closed a major refinancing of its long-term debt. The refinancing consisted in two primary stages: i) the issuance of US$525.0 million aggregate principal amount of 7 3/4% Senior Notes due March 2016 (the net interest rate in Canadian dollars, considering the cross-currency swap agreements, is 7.39%), and ii) refinancing of Quebecor Media’s bank credit facilities through the establishment of a term loan “A” credit facility in the amount of $125.0 million, maturing in January 2011, a term loan “B” credit facility in the amount of US$350.0 million, maturing in January 2013, and a five-year revolving credit facility in the amount of $100.0 million. The proceeds from Quebecor Media’s new Senior Notes, the full amount of its new term loans “A” and “B”, and amounts received from its subsidiaries ($251.7 million from Videotron, drawn on its existing revolving credit facilities and its cash and cash equivalents, and $40.0 million from Sun Media Corporation, drawn on a new credit facility), were used to finance the repurchase of almost all of the Company’s existing notes. On July 15, 2006, Quebecor Media purchased the balance of its outstanding Senior Notes and Senior Discount using its cash and cash equivalents. The repurchased Senior Notes were issued at higher rates, which will have the effect of reducing the annual financial expenses that Quebecor Media would otherwise have incurred by nearly $80.0 million up to July 2011.
In respect of these repurchases, Quebecor Media recognized a $218.7 million loss on debt refinancing, net of income tax reductions, of which $6.7 million, net of income tax reductions, was recorded in the third quarter of 2006. This loss includes the amount by which the total $1.4 billion consideration paid exceeded the book value of the notes and the related cross-currency swap agreements, and the write-down of deferred financial expenses. The new notes were offered and sold on a private placement basis exempt from the listing requirements of the U.S. Securities Act of 1933. On May 8, 2006, Quebecor Media filed a registration statement with respect to an exchange offer under which Notes registered with the U.S. Securities Exchange Commission (“SEC”) were offered in exchange for non-registered notes. The Company completed this exchange on July 14, 2006. The registered notes have terms and conditions similar in all material respects to those issued on a private-placement basis.
On April 12, 2006, Quebecor Media announced the signing of a credit agreement with Société Générale (Canada) for a long-term credit facility for the Canadian dollar equivalent of €59.4 million. Drawings under this credit facility are being used by Quebecor Media to finance the purchase of six MAN Roland rotary presses to print some of Quebecor Media’s newspapers and other products. This facility, which will be drawn down over the next 20 months and repaid over the following 8 years, is related to a German export financing program and provides Quebecor Media with financing at a very attractive cost. It is secured by, among other things, a first-ranking hypothec on certain assets of Quebecor Media.
On April 27, 2006, Sun Media Corporation’s bank credit facility was amended to reduce the interest rates applicable on its term loan “A” credit facility and on U.S. dollar advances made under its term loan “B“credit facility by 0.50% and 0.25% respectively. As of September 30, 2006, the aggregate amount outstanding under the term loan “B” credit facility was $220.1 million. The reduction in the interest rate on the term loan “B” credit facility is expected to result in annual savings of approximately $0.5 million.
Investing activities
Additions to property, plant and equipment amounted to $105.4 million in the third quarter of 2006, compared with $104.8 million in the same quarter of 2005, a $0.6 million increase.
Business acquisitions (including buyouts of minority interest) decreased from $76.2 million in the third quarter of 2005 to $3.0 million in the same quarter of 2006, mainly because of the repurchase of 3,449,199 Class B Non-Voting Shares by TVA Group Inc. (“TVA Group”) in the third quarter of 2005 for a cash consideration of $76.0 million under a Substantial Issuer Bid dated May 19, 2005.
On a year-to-date basis, additions to property, plant and equipment totalled $327.3 million, compared with $205.6 million in the same period of 2005. The $121.7 million increase was mainly due to instalment payments made under contracts to acquire six new MAN Roland presses to print some of Quebecor Media’s newspapers and other products, as well as to investments by Videotron in its network, including capital expenditures for network modernization and the IP telephony project.

On a year-to-date basis, business acquisitions (including buyouts of minority interest) amounted to $9.3 million, compared with $85.8 million during the same period of 2005. The decrease was due to the same factors as those noted above in the discussion of the third quarter results.
Financial position
At September 30, 2006, the Company and its wholly owned subsidiaries had a $23.9 million bank overdraft and had unused lines of credit of $487.0 million available, for net available liquid assets of $463.1 million.
As of September 30, 2006, consolidated debt, excluding the Additional Amount payable, totalled $2.83 billion. Consolidated debt included Videotron’s $1.08 billion debt, Sun Media Corporation’s $487.8 million debt, TVA Group’s $103.7 million debt, and Quebecor Media’s $1.16 billion corporate debt.
On August 4, 2006, the Board of Directors of Quebecor Media declared a distribution, in the form of a reduction of paid-up capital, in the amount of $11.25 million, which was paid to shareholders on August 15, 2006.
Management believes that cash flows from continuing operating activities and available sources of financing should be sufficient to cover planned cash requirements for capital investments, working capital, interest payments, dividends (or distributions), mandatory debt repayments, and pension plan contributions. The Company has access to cash flows generated by its subsidiaries through dividends and cash advances paid by its wholly owned subsidiaries and through the dividends paid by the subsidiaries listed on the Stock Exchange, including TVA Group.
Pursuant to its financing agreements, the Company and its subsidiaries are required to maintain certain financial ratios. The key indicators listed in these agreements include debt service coverage ratio and debt ratio (long-term debt over operating income). As of September 30, 2006, the Company was in compliance with all required financial ratios.
Contractual obligations
As of September 30, 2006, material contractual obligations included capital repayment and interest on long-term debt (excluding the Additional Amount payable), operating lease arrangements, capital asset purchases and other commitments, and obligations related to derivative financial instruments. These obligations are summarized in Table 5 below.

Table 5
Contractual obligations as of September 30, 2006
(in millions of dollars)

		Less than			5 yrs
	Total	1 yr	1-3 yrs	3-5 yrs	and more

Long-term debt	$2,802.8	$ 22.9	$309.4	$327.2	$2,143.3
Interest	1,535.0	214.3	409.6	366.5	544.6
Operating leases	155.2	38.7	57.6	34.3	24.6
Capital asset purchases and other commitments	102.6	75.8	22.2	4.6	—
Derivative financial instruments	311.3	1.1	78.1	0.3	231.8

Total contractual obligations	$4,906.9	$352.8	$876.9	$732.9	$2,944.3

Financial instruments
The fair value of derivative financial instruments is estimated using period-end market rates and reflects the amount the Company would receive or pay if the instruments were terminated at those dates (see Table 6).
Table 6: Quebecor Media Inc.
Fair value of derivative financial instruments
(in millions of dollars)

				September 30, 2006

	Notional		Carrying amount	Fair value
	value		asset (liability)	asset (liability)

Derivative financial instruments
Interest rate swap agreements	$5.0	CAD	$ —	$ —
Foreign exchange forward contracts
- In US$	$43.2	US	—	(0.3)
- In €	17.4		€—	(0.2)
- In CHF	21.3	CHF	—	(0.4)
Cross-currency interest rate swap agreements	$2,100.3	US	(323.5)	(467.2)

In the third quarter of 2006, the Company recorded total gains on derivative financial instruments of $18.2 million ($130.4 million loss in the same quarter of 2005), compared with a $13.7 million loss on the hedged instruments ($125.5 million gain in the same quarter of 2005), for a net gain of $4.5 million ($4.9 million net loss in the same quarter of 2005), mainly related to fluctuations in the fair value of a cross-currency swap agreement entered into by Sun Media Corporation that had ceased to be effective (according to criteria established by accounting standards).
In the first nine months of 2006, the Company recorded total losses on derivative financial instruments of $91.8 million ($88.2 million loss in the same period of 2005), compared with an $87.6 million gain on the hedged instruments ($81.8 million gain in the same period of 2005), for a net loss of $4.2 million ($6.4 million net loss in the same quarter of 2005), mainly related to fluctuations in the fair value of a cross-currency swap agreement entered into by Sun Media Corporation that had ceased to be effective (according to criteria established by accounting standards). A currency forward contract entered into by Quebecor Media to which hedge accounting was not applied also contributed to the year-to-date loss in 2005. These factors were partially offset by a gain recognized by Videotron in 2005 on an interest rate swap agreement.
Related-party transactions
The following describes transactions in which the Company and its directors, executive officers and affiliates are involved. The Company believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.
Management Arrangements
Quebecor has entered into management arrangements with Quebecor Media. Under these management arrangements, Quebecor and Quebecor Media provide mutual management services on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of our executive officers who also serve as executive officers of Quebecor. In the third quarter of 2006, Quebecor Media received a total of $0.75 million in management fees from Quebecor, the same amount as in the third quarter of 2005. For the first nine months of 2006, Quebecor Media received a total of $2.25 million in management fees from Quebecor, the same amount as for the first nine months of 2005.
In the third quarter of 2006, Quebecor Media also paid management fees of $0.2 million and $0.1 million respectively to its shareholders Quebecor and CDP Capital d’Amérique Investissements inc. (“CDP Capital”). During the third quarter of 2005, Quebecor Media paid aggregate management fees and guarantee fees of $0.3 million and $0.2 million respectively to its shareholders Quebecor and CDP Capital. For the first nine months of 2006, Quebecor Media paid aggregate management and guarantee fees of $0.5 million and $0.4 million respectively ($0.9 million and $0.8 million respectively in the first nine months of 2005) to its shareholders, Quebecor and CDP Capital.
The guarantee fees relate to Quebecor Media’s $135.0 million credit facility (reduced to $75.0 million in June 2005 and repaid and terminated on January 17, 2006), which was guaranteed by each of Quebecor and CDP Capital in proportion to their respective interest in Quebecor Media until January 17, 2006. An annual fee equivalent to 1.0% of the credit facility was payable to the guarantors in this respect.
Lease arrangements
Quebecor and other related parties lease office space to Quebecor Media. In the third quarter of 2006, the aggregate rent expense paid to Quebecor and other related parties was $1.2 million, compared with $1.1 million for the same period of 2005. During the first nine months of 2006, the aggregate rent expense paid to Quebecor and other related parties was $2.8 million, compared with $2.6 million for the same period of 2005.

Commercial printing and other services
Quebecor Media and its subsidiaries have incurred expenses for commercial printing and other services and have earned revenue for advertising and other services as part of transactions with Quebecor World Inc. (“Quebecor World”), (which is also a subsidiary of Quebecor), and other affiliated companies. The aggregate purchases from Quebecor World and the affiliated companies were $18.0 million in the third quarter of 2006 ($21.5 million in the third quarter of 2005), while such purchases amounted to an aggregate of $55.5 million for the first nine months of 2006 ($59.1 million in the first nine months of 2005). The total revenues from Quebecor World and the affiliated companies were $5.0 million in the third quarter of 2006 ($5.0 million in the third quarter of 2005) while such revenues amounted to an aggregate of $13.8 million for the first nine months of 2006 ($14.7 million in the first nine months of 2005). Quebecor Media conducts all of its business with Quebecor World and affiliated companies on a commercial, arms-length basis and records the transactions at the exchange value.
Risks and uncertainties
Financial risks
In the normal course of business, Quebecor Media and its subsidiaries are exposed to fluctuations in interest rates, exchange rates and commodity prices. Quebecor Media manages this exposure through staggered maturities and an optimal balance of fixed and variable rate debt. Following the refinancing of Quebecor Media’s notes, the weighted average term of Quebecor Media’s consolidated debt was approximately 6.6 years as of September 30, 2006. The debt comprises approximately 57 % fixed-rate debt and 43 % floating-rate debt.
Foreign exchange and interest rate risk
The cross-currency swap agreements used as foreign exchange hedges for the Senior Notes and Senior Discount Notes were closed out in their entirety when these notes were refinanced on January 17, 2006.
New derivative financial instruments were contracted to hedge the exchange risk and interest rate risk on the new debt.
Table 7 provides information on these new instruments.

Table 7
Cross-currency interest rate swaps issued during the first nine months of 2006 and outstanding as at September 30, 2006
(in millions of dollars)

						Exchange rate
						of interest
				Annual	Annual	and capital
				effective	nominal	payments per
	Period	Notional		interest	interest	CDN dollar for
	covered		amount	rate	rate	one U.S. dollar

Quebecor Media Inc.

Senior Notes	2006 to 2016	US$	525.0	7.39%	7.75%	1.1600

Term loan “B” credit	2006 to 2009	US$	200.0	6.27%	LIBOR	1.1625
					+2.00%

Term loan “B” credit	2009 to 2013	US$	200.0	Bankers’	LIBOR	1.1625
				acceptance	+2.00%
				3 months
				+2.22%

Term loan “B” credit	2006 to 2013	US$	150.0	6.44%	LIBOR	1.1625
					+2.00%

Principal repayments
Following the refinancing of Quebecor Media’s notes, the aggregate amount of minimum principal payments required in each of the next five years and thereafter, as at September 30, 2006, based on borrowing levels as at that date and excluding the Additional Amount payable, is as follows:

12 month periods ending September 30
2007........................................................................................................................................................	$22.9
2008........................................................................................................................................................	26.4
2009........................................................................................................................................................	283.0
2010........................................................................................................................................................	285.1
2011........................................................................................................................................................	42.1
2012 and thereafter...................................................................................................................................	$2,143.3
Recent accounting developments in the United States
In September 2006, the FASB issued Statement No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans. FAS 158 requires the recognition in the balance sheet of the over or under funded positions of defined benefit pension and other postretirement plans, along with a corresponding non-cash adjustment, which will be recorded in the accumulated other comprehensive loss. The requirement to recognize the funded status of a benefit plan is effective as of the end of the fiscal year ending after December 15, 2006
In June, 2006, the FASB issued interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN48) — an interpretation of FASB Statement No. 109. FIN48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes'' and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN48 is effective for fiscal years beginning after December 15, 2006.

Forward-looking statements
This quarterly report contains forward-looking statements with respect to our financial condition, results of operations, business strategies and certain plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate, as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:
>	general economic, financial or market conditions;
>	the intensity of competitive activity in the industries in which we operate, including competition from alternative means of programs and content transmission;
>	unanticipated higher capital spending required to address continued development of competitive alternative technologies or the inability to obtain additional capital to continue the development of our business;
>	our ability to implement successfully our business and operating strategies and manage our growth and expansion;
>	our ability to continue to distribute a wide range of television programming and to attract large audiences and readership;
>	variations in the cost, quality and variety of our television programming;
>	cyclical and seasonal variations in our advertising revenue;
>	disruptions to the network through which we provide our digital television, Internet access and telephony services, and our ability to protect such services from piracy;
>	labour disputes or strikes;
>	changes in our ability to obtain services and equipment critical to our operations;

>	changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of our licenses or markets or in an increase in competition, compliance costs or capital expenditures;
>	our substantial indebtedness and the restrictions on our business imposed by the terms of our debt; and
>	interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt.
We advise you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail elsewhere in the quarterly report, and in the Annual Report on Form 20F, included under the section “Risk Factors.” Each of these forward-looking statements speaks only as of the date of this report. We will not update these statements unless securities laws require us to do so. We advise you to consult any documents we may file or furnish with the U.S. Securities and Exchange Commission.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in millions of Canadian dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30

	2006	2005	2006	2005

REVENUES

Cable	$330.7	$269.7	$946.6	$781.2
Newspapers	220.9	220.7	681.5	672.8
Broadcasting	79.0	81.0	273.4	281.8
Leisure and Entertainment	73.2	65.9	210.7	167.7
Interactive Technologies and Communications	17.2	15.6	53.9	48.9
Internet/Portals	15.2	12.1	46.8	35.6
Head office and inter-segment	(14.8)	(14.1)	(49.8)	(41.3)

	721.4	650.9	2,163.1	1,946.7
Cost of sales and selling and administrative expenses	(525.4)	(475.5)	(1,599.7)	(1,426.5)
Amortization	(64.3)	(56.9)	(192.4)	(167.2)
Financial expenses (note 2)	(52.7)	(71.4)	(167.0)	(217.0)
Reserve for restructuring of operations (note 3)	(1.7)	—	(9.4)	—
Loss on debt refinancing (note 6)	(10.5)	(60.0)	(342.1)	(60.0)
Other	(0.5)	—	1.0	0.1

INCOME (LOSS) BEFORE INCOME TAXES	66.3	(12.9)	(146.5)	76.1
Income taxes:
Current	1.5	0.6	4.1	12.8
Future	16.4	(4.4)	(85.7)	14.4

	17.9	(3.8)	(81.6)	27.2

	48.4	(9.1)	(64.9)	48.9
Non-controlling interest	(1.3)	(1.0)	(7.2)	(10.8)

INCOME (LOSS) FROM CONTINUING OPERATIONS	47.1	(10.1)	(72.1)	38.1
Loss from discontinued operations (note 9)	(0.5)	—	(0.5)	—

NET INCOME (LOSS)	$46.6	$(10.1)	$(72.6)	$38.1

See accompanying notes to consolidated financial statements.

1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
SEGMENTED INFORMATION
(in millions of Canadian dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30

	2006	2005	2006	2005

Income before amortization, financial expenses, reserve for restructuring of operations, loss on debt refinancing and other
Cable	$133.0	$102.0	$372.7	$302.8
Newspapers	46.8	49.5	144.1	152.9
Broadcasting	4.8	4.8	23.2	36.2
Leisure and Entertainment	8.8	10.5	9.3	15.4
Interactive Technologies and Communications	1.2	0.9	4.2	3.1
Internet/Portals	3.5	2.3	10.7	6.7
General corporate (revenues) expenses	(2.1)	5.4	(0.8)	3.1

	$196.0	$175.4	$563.4	$520.2

Amortization
Cable	$49.3	$44.1	$146.3	$130.7
Newspapers	9.4	7.5	27.3	20.3
Broadcasting	3.3	3.0	10.5	10.0
Leisure and Entertainment	1.5	1.2	5.5	3.2
Interactive Technologies and Communications	0.4	0.5	1.2	1.3
Internet/Portals	0.2	0.2	0.6	0.6
Head Office	0.2	0.4	1.0	1.1

	$64.3	$56.9	$192.4	$167.2

Additions to property, plant and equipment
Cable	$74.9	$68.9	$216.8	$150.2
Newspapers	26.7	29.3	100.4	36.2
Broadcasting	1.8	2.9	5.4	9.8
Leisure and Entertainment	1.0	2.0	2.3	4.8
Interactive Technologies and Communications	0.4	0.2	0.9	1.1
Internet/Portals	0.6	0.4	1.2	0.6
Head Office	—	1.1	0.3	2.9

	$105.4	$104.8	$327.3	$205.6

See accompanying notes to consolidated financial statements.
CONSOLIDATED STATEMENTS OF DEFICIT
(in millions of Canadian dollars)
(unaudited)

Three months ended September 30			Nine months ended September 30

	2006	2005	2006	2005

Deficit at beginning of period	$2,667.3	$2,491.4	$2,538.1	$2,529.6

Net (income) loss	(46.6)	10.1	72.6	(38.1)

	2,620.7	2,501.5	2,610.7	2,491.5
Dividends	—	10.0	10.0	20.0

Deficit at end of period	$2,620.7	$2,511.5	$2,620.7	$2,511.5

See accompanying notes to consolidated financial statements.

2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30

	2006	2005	2006	2005

Cash flows related to operations
Net income (loss)	$46.6	$(10.1)	$(72.6)	$38.1
Adjustments for:
Amortization of property, plant and equipment	62.5	55.4	186.0	162.2
Amortization of deferred charges and of other assets	1.8	1.5	6.4	5.0
Amortization of deferred financing costs and long-term debt discount	1.0	16.0	6.3	46.7
(Gain) loss on ineffective portion of derivative instruments and on foreign currency translation on financial instruments	(4.5)	4.9	4.2	6.4
Loss on revaluation of the Additional Amount payable	5.8	0.9	2.4	6.2
Loss on debt refinancing	10.5	60.0	342.1	60.0
Repayment of accrued interest on Senior Discount Notes	(6.0)	—	(197.3)	—
Loss (gain) on disposal of businesses, plant, property and equipment and other assets	1.3	(0.5)	(0.3)	(0.4)
Non-controlling interest	1.3	1.0	7.2	10.8
Future income taxes	16.4	(4.4)	(85.7)	14.4
Other	0.7	(0.8)	1.8	(1.1)

	137.4	123.9	200.5	348.3
Net change in non-cash balances related to operations (net of effect of business acquisitions and disposals)	14.7	(8.2)	(70.8)	(95.3)

Cash flows provided by operations	152.1	115.7	129.7	253.0

Cash flows related to financing activities
Net increase (decrease) in bank indebtedness	6.5	(4.8)	10.5	8.9
Issuance of long-term debt, net of financing fees	56.5	200.9	1,225.7	200.9
Net (repayments) borrowings under revolving bank facilities	(43.3)	79.4	123.4	74.6
Repayment of long-term debt and unwinding of hedging contracts	(38.4)	(316.3)	(1,172.9)	(318.0)
Net (increase) reduction in prepayments under cross-currency swap agreements	—	(34.0)	21.6	(34.1)
Dividends and reduction of Common Shares paid-up capital	(11.3)	(10.0)	(91.3)	(20.0)
Dividends paid to non-controlling shareholders	(1.3)	(1.3)	(3.3)	(3.9)
Other	—	(0.7)	(0.8)	(3.5)

Cash flows (used in) provided by financing activities	(31.3)	(86.8)	112.9	(95.1)

Cash flows related to investing activities
Business acquisitions, net of cash and cash equivalents (note 5)	(3.0)	(76.2)	(9.3)	(85.8)
Proceeds from disposal of businesses, net of cash and cash equivalents	—	—	—	4.3
Additions to property, plant and equipment	(105.4)	(104.8)	(327.3)	(205.6)
Net decrease in temporary investments	—	—	40.5	99.6
Proceeds from disposal of assets	7.8	0.3	8.5	3.1
Decrease in an advance receivable from parent company	15.9	—	15.9	—
Acquisition of tax deductions from parent company (note 10)	(16.1)	—	(16.1)	—
Other	(0.9)	(1.3)	(2.6)	(2.6)

Cash flows used in investing activities	(101.7)	(182.0)	(290.4)	(187.0)

Net increase (decrease) in cash and cash equivalents	19.1	(153.1)	(47.8)	(29.1)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	0.1	(0.4)	(0.1)	(0.5)
Cash and cash equivalents at beginning of period	30.3	232.7	97.4	108.8

Cash and cash equivalents at end of period	$49.5	$79.2	$49.5	$79.2

Cash and cash equivalents consist of
Cash	$14.5	$3.4	$14.5	$3.4
Cash equivalents	35.0	75.8	35.0	75.8

	$49.5	$79.2	$49.5	$79.2

Cash interest payments	$66.3	$106.9	$398.7	$224.6
Cash income tax payments (net of refunds)	$0.8	$(11.7)	$8.6	$11.0

See accompanying notes to consolidated financial statements.

3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars)

	September 30	December 31

	2006	2005

	(unaudited)	(audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$49.5	$97.4
Temporary investments	0.1	40.6
Accounts receivable	376.8	415.7
Income taxes	9.3	9.3
Amounts receivable from parent company and companies under common control	—	15.6
Inventories and investments in televisual products and movies	170.4	155.5
Prepaid expenses	31.4	22.4
Future income taxes	100.2	98.7

	737.7	855.2
PROPERTY, PLANT AND EQUIPMENT	1,771.0	1,631.5
FUTURE INCOME TAXES	43.1	57.5
OTHER ASSETS	259.3	259.4
GOODWILL	3,877.8	3,871.9

	$6,688.9	$6,675.5

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bank indebtedness	$23.2	$12.7
Accounts payable and accrued charges	516.0	608.8
Deferred revenue	169.8	155.2
Income taxes	9.6	13.4
Amounts payable from parent company and companies under common control	4.4	—
Dividends payable	—	60.0
Additionnal Amount payable	113.9	111.5
Current portion of long-term debt (note 6)	22.9	2.7

	859.8	964.3

LONG-TERM DEBT (note 6)	2,779.9	2,530.5
OTHER LIABILITIES	450.2	359.3
FUTURE INCOME TAXES	103.6	227.0
NON-CONTROLLING INTEREST	149.0	144.3

SHAREHOLDERS’ EQUITY
Capital stock (note 8)	1,752.4	1,773.7
Contributed surplus	3,216.8	3,216.8
Deficit	(2,620.7)	(2,538.1)
Translation adjustment	(2.1)	(2.3)

	2,346.4	2,450.1

	$6,688.9	$6,675.5

See accompanying notes to consolidated financial statements.

4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three-month and nine-month periods ended September 30, 2006
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

1.    BASIS OF PRESENTATION
These consolidated financial statements have been prepared in conformity with Canadian Generally Accepted Accounting Principles (“GAAP”). The same accounting policies described in the latest annual consolidated financial statements of Quebecor Media Inc. (“the Company”) have been used. However, these consolidated financial statements do not include all disclosures required under Canadian GAAP for an annual report and, accordingly, should be read in conjunction with the Company’s latest annual consolidated financial statements and the notes thereto.
Some of the Company’s businesses experience significant seasonality due, among other things, to seasonal advertising patterns and influences on people’s viewing, reading and listening habits. In addition, in some of the Company’s segments, a proportion of sales is based on one-time retail transactions rather than subscription or long-term agreements, resulting in vulnerability to seasonal weather changes. Because the Company depends on the sale of advertising for a significant portion of its revenue, operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. Accordingly, the results of operations for interim periods should not necessarily be considered indicative of full-year results due to the seasonality of certain operations.
On January 1, 2006, the operations of Videotron Telecom Ltd., previously the Business Telecommunications segment, were folded into the Cable segment. Accordingly, prior period figures in the Company’s segmented financial information were reclassified to reflect this change.
Certain comparative figures for the previous periods have been reclassified to conform to the presentation adopted for the three-month and nine-month periods ended September 30, 2006.
2.    FINANCIAL EXPENSES

	Three months ended		Nine months ended
	September 30			September 30

	2006	2005	2006	2005

Interest on long-term debt	$53.6	$49.6	$161.7	$160.3
Amortization of deferred financing costs and long-term debt discount	1.0	16.0	6.3	46.7
(Gain) loss on ineffective portion of derivative instruments and on foreign currency translation of financial instruments[1]	(4.5)	4.9	4.2	6.4
Loss on revaluation of the Additional Amount payable	5.8	0.9	2.4	6.2
Investment income	(0.1)	(0.3)	(0.8)	(2.4)
Other	(0.6)	0.3	(0.8)	(0.2)

	55.2	71.4	173.0	217.0
Interest capitalized to the cost of property, plant and equipment	(2.5)	—	(6.0)	—

	$52.7	$71.4	$167.0	$217.0

[1]	During the three-month and nine-month periods ended September 30, 2006, the Company recorded a gain of $3.0 million and a loss of $12.9 million, respectively, on derivative instruments for which hedge accounting is not used (losses of $13.1 million and $11.7 million in 2005).

5

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
For the three-month and nine-month periods ended September 30, 2006
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

3.    RESERVE FOR RESTRUCTURING OF OPERATIONS
Newspaper segment
In August 2005, the Company announced a plan to invest in a new printing facility to be operated by an entity co-owned by the Company and Quebecor World Inc., a company under common control. The new printing facility will be located in Toronto (Ontario). As part of the plan, Sun Media Corporation will outsource the printing of certain of its publications in Ontario to the new facility. In addition, in August 2005, the Company announced a plan to modernize and relocate the printing facility of Le Journal de Montréal to a new facility, which is located in Saint-Janvier-de-Mirabel (Québec). During the second quarter of 2006, a charge for contractual termination benefits of $5.6 million was recorded in connection with the elimination of production positions at The London Press and inserters positions at Le Journal de Montréal, in relation to these projects.
In June 2006, the Newspaper segment announced a plan to restructure its news production operations by introducing new content management technologies, and streamlining the news gathering process. Management expects the majority of the restructuring to be complete by early 2007. During the second quarter of 2006, the Newspaper segment recorded severance costs of $2.2 million relating to the elimination of editorial positions in operations across the organization. Payments of $1.5 million had been made at September 30, 2006 and the remainder is expected to be paid by the end of 2006.
Other segments
During the first six months of 2006, other segments recorded a net reversal of $0.1 million related to the restructuring initiatives of prior years. New restructuring costs of $1.7 million were also recorded during the third quarter of 2006 and are mainly related to the elimination of management positions in the Broadcasting segment.
4.    PENSION PLANS
The Company maintains defined benefit and contribution pension plans for its employees. The total costs are as follows:

	Three months ended		Nine months ended
		September 30	September 30

	2006	2005	2006	2005

Pension plans:
Defined benefit plan	$6.9	$4.1	$18.8	$12.2
Defined contribution plan	2.8	2.1	8.1	7.2

	$9.7	$6.2	$26.9	$19.4

6

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
For the three-month and nine-month periods ended September 30, 2006
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

5.    BUSINESS ACQUISITIONS
During the three-month and nine-month periods ended September 30, 2006, the Company acquired or increased its interest in several businesses for total considerations of $6.2 million and $13.3 million, respectively. These acquisitions were accounted for by the purchase method and resulted in additional goodwill of $9.4 million, mainly in the Interactive Technologies and Communications segment. The results of operations of these businesses have been included in the Company’s consolidated financial statements from their acquisition dates. Certain purchase price allocations are preliminary and will be finalized as soon as Company management has gathered all the significant information believed to be available and considered necessary. During the nine-month period ended September 30, 2006, the Company partially finalized the purchase price allocation of certain acquisitions, which reduced goodwill by $2.9 million.
6.    LONG-TERM DEBT AND LOSS ON DEBT REFINANCING
During the first quarter of 2006, the Company recorded a loss of $331.6 million as a result of the refinancing of its 11.125% Senior Notes and 13.75% Senior Discount Notes. The loss represents the excess of the consideration paid of $1.3 billion, including disbursements for unwinding hedging contracts, over the book value of the Notes and of the hedging contracts, and the write-off of deferred financing costs. The refinancing transactions carried out on January 17, 2006 were as follows:
•	The Company issued new Senior Notes of US$525.0 million in aggregate principal amount, before issuance fees of $8.6 million. The notes bear interest at 7.75% and mature in March 2016. These notes contain certain restrictions for the Company, including limitations on its ability to incur additional indebtedness and pay dividends and to make other distributions. The notes are unsecured and are redeemable at the option of the Company at a decreasing premium, commencing on March 15, 2011. The Company has fully hedged the foreign currency risk associated with the new Senior Notes by using cross-currency interest rate swaps, under which all payments have been set in Canadian dollars.
•	The Company entered into new credit facilities comprised of (i) a $125.0 million term loan “A” credit facility, bearing interest at Bankers’ Acceptance Rate or Canadian Prime Rate, plus a premium determined by a leverage ratio, and maturing in January 2011, (ii) a US$350.0 million term loan “B” credit facility, bearing interest at US Prime Rate, plus a premium of 1%, or at London Interbanking Offered Rate (“LIBOR”), plus a premium of 2%, and maturing in January 2013, and (iii) a new $100.0 million five-year revolving credit facility. These new credit facilities contain covenants that restrict the declaration and payment of dividends and the making of other distributions and they are collateralized by liens on all of the property and assets of the Company, now owned or hereafter acquired. The Company shall repay the term loan “A” in quarterly repayments equal to 2.5% of the principal amount during the first three years term, 5.0% in the fourth year term and 12.5% in fifth year term. It shall repay the principal amount of its term loan “B” in quarterly repayments of 0.25% of the principal amount and the balance at the end of the term. The Company has fully hedged the foreign currency risk associated with the new term “B” loan by using cross-currency interest rate swaps, under which all payments have been set in Canadian dollars.
•	Videotron Ltd. borrowed $237.0 million under its existing revolving credit facility and Sun Media Corporation amended its existing credit facilities to borrow $40.0 million under a new term loan “C” maturing in 2009.

7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
For the three-month and nine-month periods ended September 30, 2006
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

6.   LONG-TERM DEBT AND LOSS ON DEBT REFINANCING (continued)
•	The proceeds from the new Senior Notes, the full amount of the new term loans “A” and “B”, the Videotron Ltd. drawing from its existing revolving credit facility and Sun Media Corporation’s new term loan “C”, were used to repurchase US$561.6 million in aggregate principal amount of the Company’s 11.125% Senior Notes and US$275.6 million in aggregate principal amount at maturity of the Company’s outstanding 13.75% Senior Discount Notes pursuant to tender offers announced on December 16, 2005. In the tender offers, the total consideration offered per US$1,000 principal amount of Senior Notes was US$1,083.49 and the total consideration per US$1,000 principal amount at maturity of Senior Discount Notes was US$1,042.64, which includes an offered tender premium of US$30.00 per US$1,000 of principal, or principal amount at maturity in the case of the Discount Notes, in respect of Notes tendered on or prior to December 30, 2005.
On April 7, 2006, the Company entered into a long-term committed credit facility with Société Générale (Canada) for the Canadian dollar equivalent of €59.4 million, bearing interest at Bankers’ Acceptance Rate, plus a premium, and maturing in 2015. The facility is secured by, among other things, a first ranking hypothec on certain properties of the Company. The drawings under this facility will partially finance the Company’s purchase of printing presses.
Effective April 27, 2006, Sun Media Corporation’s credit agreement was amended to reduce the interest rates applicable on U.S. dollar advances made under the term loan B credit facility by 0.25% per annum. As part of the amendment, interest rates applicable to the $75.0 million available revolving credit facility were reduced by 0.5% and other minor modifications were made to the covenants in the agreement.
On July 15, 2006, the Company repurchased the remaining balances of its 11.125% Senior Notes and 13.75% Senior Discount Notes for a total cash consideration of $39.3 million. The repurchase resulted in a loss of $10.5 million.
Principal repayments on long-term debt over the coming years for the twelve-month periods ending September 30 are as follows:

2007	$22.9
2008	26.4
2009	283.0
2010	285.1
2011	42.1
2012 and thereafter	2,143.3

8

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
For the three-month and nine-month periods ended September 30, 2006
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

7.    FINANCIAL INSTRUMENTS
On January 17, 2006, the Company entered into the following cross-currency interest-rate swaps in connection with the Company’s refinancing plan:

						Exchange rate
						of interest
				Annual	Annual	and capital
				effective	nominal	payments per
	Period	Notional		interest	interest	CDN dollar for
	covered	amount		rate	rate	one US dollar

Senior Notes	2006 to 2016	US$	525.0	7.39%	7.75%	1.1600

Term loan B credit facility	2006 to 2009	US$	200.0	6.27%	LIBOR	1.1625
					plus 2.00%

Term loan B credit facility	2009 to 2013	US$	200.0	Bankers’	LIBOR	1.1625
				acceptances	plus 2.00%
				3 months
				plus 2.22%

Term loan B credit facility	2006 to 2013	US$	150.0	6.44%	LIBOR	1.1625
					plus 2.00%

9

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
For the three-month and nine-month periods ended September 30, 2006
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

8.     CAPITAL STOCK
(a)	Authorized capital stock:
An unlimited number of Common Shares, without par value;
An unlimited number of Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are to be determined by the Board of Directors prior to each issue;
•	An unlimited number of Cumulative First Preferred Shares, Series A (“Preferred A Shares”), carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;
•	An unlimited number of Cumulative First Preferred Shares, Series B (“Preferred B Shares”), carrying a fixed cumulative preferential dividend generally equivalent to the Company’s credit facility interest rate, redeemable at the option of the holder and retractable at the option of the Company;
•	An unlimited number of Cumulative First Preferred Shares, Series C (“Preferred C Shares”), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;
•	An unlimited number of Cumulative First Preferred Shares, Series D (“Preferred D Shares”), carrying an 11.00% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;
•	An unlimited number of Cumulative First Preferred Shares, Series F (“Preferred F Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company.
An unlimited number of Preferred Shares, Series E (“Preferred E Shares”), carrying a non-cumulative dividend subsequent to the holders of Cumulative First Preferred Shares, redeemable at the option of the holder and retractable at the option of the Company.
(b)	Issued capital stock

	Common Shares
	Number	Amount

Balance as at December 31, 2005	123,602,807	$1,773.7
Reduction of paid-up capital	—	(21.3)

Balance as at September 30, 2006	123,602,807	$1,752.4

Preferred shares are only issued to subsidiaries and are eliminated on consolidation.
During the three-month and nine month periods ended September 30, 2006, the Company reduced its Common Share paid-up capital by $11.3 million and $21.3 million, respectively, in a form of cash distributions to its shareholders.

10

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
For the three-month and nine-month periods ended September 30, 2006
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

8.    CAPITAL STOCK (continued)
(c)	Stock option plans
The following table provides details of changes to outstanding options in the stock option plans of the Company and its subsidiaries for the nine-month period ended September 30, 2006:

		Outstanding options

		Weighted average
	Number	exercise price

Quebecor Media Inc.
As at December 31, 2005	3,228,321	$ 18.90
Granted	710,878	31.28
Cancelled	(213,907)	21.00

As at September 30, 2006	3,725,292	$ 21.16

Vested options as at September 30, 2006	1,570,668	$ 17.41

TVA Group Inc.
As at December 31, 2005	310,177	$ 20.27
Granted	467,477	15.70
Exercised	(27,500)	14.00
Cancelled	(242,003)	16.98

As at September 30, 2006	508,151	$ 17.97

Vested options as at September 30, 2006	46,625	$ 22.18

Nurun Inc.
As at December 31, 2005	1,086,950	$ 3.77
Granted	479,500	3.51
Exercised	(83,875)	1.55
Cancelled	(115,875)	3.56

As at September 30, 2006	1,366,700	$ 3.84

Vested options as at September 30, 2006	530,638	$ 5.70

During the three-month period ended September 30, 2006, the Company recorded a charge related to these plans of $5.1 million (charge reversal of $5.3 million in 2005). During the nine-month period ended September 30, 2006, a charge of $10.9 million ($6.7 million in 2005) was recorded.

11

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
For the three-month and nine-month periods ended September 30, 2006
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

9.     RELATED PARTY TRANSACTION
In September 2006, Sun Media Corporation, Newspaper segment, entered into a tax consolidation transaction by which the parent company, Quebecor Inc., transferred $74.2 million of non-capital tax losses to this Company’s subsidiary in exchange for a cash consideration of $16.1 million. This transaction was recorded at the exchange amount. As a result, the Newspaper segment has recorded a future income tax asset of $24.5 million and the difference between the cash consideration and this income tax asset was recorded as a deferred credit, which will reduced the future income tax expense as these tax deductions are used.
10.    SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES
The Company’s consolidated financial statements are prepared in accordance with GAAP in Canada, which differ in some respects from those applicable in the United States. The following tables set forth the impact of the material differences between GAAP in Canada and in the United States on the Company’s consolidated financial statements.
(a)	Consolidated statements of income

	Three months ended			Nine months ended
		September 30		September 30

	2006	2005	2006	2005

Net income (loss) as reported in the consolidated statements of income as per GAAP in Canada	$46.6	$(10.1)	$(72.6)	$38.1
Adjustments:
Development, pre-operating and start-up costs (i)	(0.6)	(1.0)	(1.0)	(1.1)
Change in fair value related to derivative instruments (ii)	7.0	4.8	80.7	12.2
Pension and postretirement benefits (iii)	0.2	0.1	0.5	0.3
Non-monetary transactions (iv)	—	—	—	1.5
Income taxes (v)	(5.2)	43.6	(39.3)	42.9

Net income (loss) as adjusted as per GAAP in the United States	$48.0	$37.4	$(31.7)	$93.9

12

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
For the three-month and nine-month periods ended September 30, 2006
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

10.   SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)
(b)	Comprehensive income (loss)
The application of GAAP in the United States requires the disclosure of comprehensive income in a separate financial statement, which includes net income as well as revenues, charges, gains and losses charged directly to equity. The details of the comprehensive income for the three-month and nine-month periods ended September 30, 2006 and 2005 are as follows:

	Three months ended		Nine months ended
		September 30		September 30

	2006	2005	2006	2005

Net income (loss) as adjusted as per GAAP in the United States	$48.0	$ 37.4	$(31.7)	$ 93.9
Derivative instruments (ii)	(17.4)	2.8	119.5	(41.4)
Pension and postretirement benefits (iii)	2.0	2.0	6.1	5.7
Translation adjustment	0.2	(0.3)	0.2	(1.3)
Income taxes (v)	0.7	63.2	(55.7)	61.6

Comprehensive income as per GAAP in the United States	$33.5	$105.1	$38.4	$118.5

The accumulated other comprehensive loss as at September 30, 2006 and December 31, 2005 is as follows:

	September 30	December 31
	2006	2005

Derivative instruments (ii)	$ (56.9)	$ (176.4)
Pension and postretirement benefits (iii)	(24.1)	(30.2)
Translation adjustment	(2.1)	(2.3)
Income taxes (v)	22.1	77.8

Accumulated other comprehensive loss at end of period	$ (61.0)	$ (131.1)

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QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
For the three-month and nine-month periods ended September 30, 2006
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

10.     SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)
(c)   Consolidated balance sheets:

	September 30, 2006		December 31, 2005

	Canada	United States	Canada	United States

Other assets	$259.3	$249.1	$259.4	$251.9
Goodwill	3,877.8	3,873.8	3,871.9	3,868.0
Current liabilities	(859.8)	(851.4)	(964.3)	(964.3)
Long-term debt	(2,779.9)	(2,695.3)	(2,530.5)	(2,465.8)
Other liabilities	(450.2)	(583.5)	(359.3)	(684.5)
Future income tax liabilities	(103.6)	(76.5)	(227.0)	(103.8)
Non-controlling interest	(149.0)	(150.8)	(144.3)	(144.0)
Contributed surplus (vi)	(3,216.8)	(3,394.8)	(3,216.8)	(3,386.4)
Deficit	2,620.7	2,769.0	2,538.1	2,727.3
Accumulated other comprehensive loss	2.1	61.0	2.3	131.1

(i)	Under GAAP in Canada, certain development and pre-operating costs that satisfy specified criteria for recoverability are deferred and amortized. Also, under GAAP in Canada, certain start-up costs incurred in connection with various projects have been recorded in the consolidated balance sheets under the item “Other assets,” and are amortized over a period not exceeding five years. Under GAAP in the United States, these costs must be included in income as incurred.
(ii)	Under GAAP in United States, Statement of Financial Accounting Standards No. 133, ‘‘Accounting for Derivative Instruments and Hedging Activities’’ (SFAS 133) establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recorded as either assets or liabilities in the balance sheet at fair value. In accordance with SFAS 133, for derivative instruments designated as fair value hedges, such as certain cross-currency interest rate swaps of the Company, Videotron Ltd. and Sun Media Corporation, changes in the fair value of the derivative instrument are substantially offset in the statement of income by changes in the fair value of the hedged item. For derivative instruments designated as cash flow hedges, such as certain cross-currency interest rate swaps or forward exchange contracts of the Company, Videotron Ltd. and Sun Media Corporation, the effective portion of any hedge is reported in other comprehensive income (loss) until it is recognized in income during the same period in which the hedged item affects income, while the current ineffective portion of hedges is recognized in the statement of income each period.
Under GAAP in Canada, derivative financial instruments are accounted for on an accrual basis. Realized and unrealized gains and losses are deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged positions.

Further differences result from the different transition rules and timing of the adoption of the current standards in Canada and in the United States for derivative financial instruments and hedge accounting.

14

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
For the three-month and nine-month periods ended September 30, 2006
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

10.     SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)
(c)	Consolidated balance sheets (continued)
(iii)	Under GAAP in Canada, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from the plan asset. GAAP in the United States does not provide for a valuation allowance against pension assets.
Under GAAP in the United States, if the accumulated benefit obligation exceeds the fair value of a pension plan’s assets, the Company is required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which is recorded in accumulated other comprehensive loss.
Further differences result from the different transition rules and timing of the adoption of the current standards in Canada and in the United States for pension and postretirement benefits.
(iv)	In April 2005, Sun Media Corporation, Newspaper segment, exchanged a community publication for another community publication. Under U.S GAAP, this exchange of businesses is recorded in accordance with FASB Statement No. 141, Business Combinations and the cost of the purchase should be determined as the fair value of the consideration given or the fair value of the net assets or equity interest received, whichever is more reliably measurable. Under Canadian GAAP, since this exchange of businesses is a non-monetary transaction, it is accounted for in accordance with CICA Handbook 3830, Non-monetary Transactions, and recorded at the carrying value of the asset or service given up in the exchange adjusted by any monetary consideration received or given.
Accordingly, under US GAAP, this transaction resulted in a gain on disposal of a publication and also resulted in an increase of the purchase price of the publication acquired.
(v)	This adjustment represents the tax impact of United States GAAP adjustments. Furthermore, the Company concluded in the third quarter of 2005 that the realization of future income tax assets related to its derivative financial instruments was now considered “more likely than not”. Consequently, the tax benefits were recognized in the statement of income and in the statement of comprehensive income.
(vi)	In the third quarter of 2006, Sun Media Corporation, Newspaper segment, entered into a tax consolidation transaction by which the parent company, Quebecor Inc., transferred to this Company’s subsidiary non-capital tax losses for a cash consideration of $16.1 million (note 9). Under GAAP in Canada, the transaction was recorded in accordance with CICA Handbook 3840, Related Party Transactions, and resulted in the recognition of a deferred credit of $8.4 million, which will reduce the future income tax expense as these tax deductions are used. Under GAAP in the United States, since this transaction related to an asset transfer from Quebecor Inc. to a Company’s subsidiary, the difference between the carrying value of the tax deductions transferred and the cash consideration paid has been recognized in contributed surplus.

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